Exhibit 99.1

IM Cannabis Welcomes Two New Members to its Board of Directors

Einat Zakariya and Moti Marcus join the Board

TORONTO and GLIL YAM, Israel, September 13, 2022 - IM Cannabis Corp. (“IMC” or the “Company”) (NASDAQ: IMCC) (CSE: IMCC), a leading medical and adult-use recreational cannabis company with operations in Israel, Canada, and Germany, is pleased to announce that Einat Zakariya and Moti Marcus have been appointed to the Company’s board of directors (the “Board”). Einat Zakariya and Moti Marcus will replace current board directors Vivian Bercovici and Haleli Barath, who have resigned from the Board to pursue other opportunities.

Einat Zakariya is the current CEO and partner in LIV collection, a brand subsidiary of Ewave Holdings Ltd. (“Ewave”), and CEO and Partner of Ewave Nadlan International Investments Ltd. Ms. Zakariya has proven expertise in the real-estate industry. She brings vast experience in CEO roles as well as strategic consulting, marketing, advertising, and sales. She previously sat on the boards of several major organizations. She studied marketing at the University of Washington, in Seattle, US.

Moti Marcus is the current CEO of Packer Quality Materials, one of the largest companies in Israel for the sale and processing of special and unique metals. Mr. Marcus has a strong track record in CFO roles, management, and mergers and acquisitions. He has sat on the boards of several institutions and is a member of the Israel Ministry of Finance “Team of Select Directors.” He holds an MBA from Bar Ilan University and a B.A. in accounting and economics from Bar Ilan and Tel Aviv Universities.

“We are delighted to welcome Einat Zakariya and Moti Marcus to our IMC family,” said Oren Shuster, Chief Executive Officer of IM Cannabis. “They bring to the IMC Board vast transnational experience, leadership and expertise in creating solutions to complex challenges. We are privileged to have them on our Board and are looking forward to this new chapter of the Company. We also profoundly thank Vivian Berkovici and Haleli Barath for their meaningful contributions to the IMC Board and the Company and wish them the very best as they move on to new projects.”

“I am excited to join the IMC Board at such an exciting time in the Company’s international growth trajectory,” said Einat Zakariya. “I look forward to leveraging my experiences as a business executive and entrepreneur to provide guidance as IMC continues to establish itself as the go-to brand in the cannabis world and looks at new areas of growth.”

“I am thrilled to join the board of directors of IMC, one of the most successful and influential cannabis companies in the world today,” said Moti Marcus. “The Company is at an important juncture. I look forward to providing guidance to sharpen the Company’s focus on further market development and innovation to expand global opportunities.”

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC) (CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IMC is one of the very few companies with operations in Israel, Germany, and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company’s unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence, and the ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd. (“Focus Medical”), which imports, and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it also distributes cannabis to pharmacies to medical cannabis patients. In Canada, IMC operates through Trichome Financial Corp. and its subsidiaries Trichome JWC Acquisition Corp. and MYM Nutraceuticals Inc., where it cultivates and processes cannabis for the adult-use market at its Ontario and Nova Scotia facilities under the WAGNERS and Highland Grow brands. For more information, please visit www.imcannabis.com.

Company Contact:

Maya Lustig, Director Investor & Public Relations
IM Cannabis Corp.
+972-54-677-8100
maya.l@imcannabis.com

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com